Exhibit 3.6

ARTICLES OF AMENDMENT

STERLING MINING COMPANY

To the Secretary of the State of the State of Idaho. Pursuant to Title 30, Chapter 1, Idaho Code, the undersigned corporation amends its Articles of Incorporation as follows:

1.	The name of the corporation is Sterling Mining Company.

2.	The text of each amendment is as follows:

(a)	Article Six of the Articles of Incorporation shall be amended to state in its entirety as follows:

The authorized capital stock of this corporation shall consist of Forty Million (40,000,000) shares of common stock with a par value of Five Cents ($.05) per share.

3.	The date of adoption of the amendment was December 21, 2005.

4.	Approval by the shareholders is required and the amendment was duly approved by the shareholders in the manner required by Title 30, Idaho Code and by the Articles of Incorporation.

Dated this 30th day of December, 2005.

STERLING MINING COMPANY

By:	/s/
Raymond Demotte, President

Attest:

/s/
Michael Mooney, Secretary